EXHIBIT NO. 99.1

                              TERMINATION AGREEMENT

           This Termination Agreement is entered into as of January 22, 2001 between The FINOVA Group Inc., a Delaware corporation ("Company"), and Leucadia National Corporation. a Delaware corporation ("Purchaser").

           WHEREAS, the Company and Purchaser have entered into a Securities Purchase Agreement dated as of December 20, 2000 between Company and Purchaser (the "Agreement"), which they now wish to terminate by mutual consent pursuant to Section 8.1(a) of the Agreement;

           NOW THEREFORE, in consideration of the mutual agreements herein set forth, and for other good and valuable consideration, the parties do hereby agree as follows

           1. The Agreement shall be terminated, without liability of either party to the other except as expressly set forth herein. Except as so set forth, each of Purchaser and the Company waives any and all rights or claims which it may have against the other, or any of such party's officers, directors, employees or affiliates, counsel and agents arising from the Agreement.

           2. Notwithstanding the provisions of Section 8.2 of the Agreement, the Company agrees that in the event that the Board of Directors of the Company determines that it is in the best interests of the Company to commence a voluntary petition for reorganization relief pursuant to Chapter 11 of title 11 of the United States Code, 11 U.S.C. Section 101 et seq., Purchaser shall have a liquidated damages claim of $3 million.

           3. The Company agrees that the restrictions set forth in paragraph 9 of the Non-Disclosure Agreement (as defined in the Agreement) shall be terminated and of no further force or effect. Purchaser repeats its acknowledgement set forth in paragraph 12 of the Non-Disclosure Agreement.

           4. The provisions of Sections 5.2(b), 6.3 and 8.4 and Article X of the Agreement shall survive the termination of the Agreement. The Company and Purchaser shall issue a joint press release announcing termination of the Agreement in the form of Annex A, attached hereto.

           IN WITNESS WHEREOF, Company and Purchaser have executed this Agreement as of the day and year first written above.

                                              THE FINOVA GROUP INC.

                                              By:
                                                  -----------------------------
                                                  Name:
                                                  Title:

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                                              LEUCADIA NATIONAL CORPORATION

                                              By:
                                                  -----------------------------
                                                  Name:
                                                  Title:




























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                                     Annex A



CONTACT AT FINOVA:                                      CONTACT AT LEUCADIA:
Stuart A. Tashlik                                       Laura Ulbrandt
480/636-5355                                            212/460-1900

FINOVA MEDIA CONTACT:
Rhonda Barnat or Mike Pascale
212/371-5999


     THE FINOVA GROUP INC. AND LEUCADIA NATIONAL CORPORATION ANNOUNCE MUTUAL
                  TERMINATION OF SECURITIES PURCHASE AGREEMENT


SCOTTSDALE, ARIZ. AND NEW YORK, NY, JAN. 24, 2001 -- The FINOVA Group Inc. (NYSE: FNV) and Leucadia National Corporation (NYSE and PCX: LUK) announced today that they have mutually agreed to terminate their Securities Purchase Agreement dated December 20, 2000. The termination was agreed to after it became evident that the parties would not likely conclude a restructuring agreement with FINOVA's bank lenders and public debt holders on terms deemed mutually acceptable to FINOVA and Leucadia. FINOVA intends to continue working with its creditors and anticipates presenting a revised restructuring plan in the very near future. As previously noted, it is expected that substantially all of the company's lenders will have to agree to this restructuring to avoid the possibility of reorganization under protection of the courts.

The FINOVA Group Inc., through its principal operating subsidiary, FINOVA Capital Corporation, is a financial services company focused on providing a broad range of capital solutions primarily to midsize business. FINOVA is headquartered in Scottsdale, Ariz., with business development offices throughout the U.S. and London, U.K., and Toronto, Canada. For more information, visit the company's website at www.finova.com.

Leucadia National Corporation is a holding company for its consolidated subsidiaries engaged in property and casualty insurance (through Empire Insurance Company and Allcity Insurance Company), manufacturing (through its Plastics Division), banking and lending (principally through American Investment Bank, N.A.) and mining (through MK Gold Company). Leucadia also currently has


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equity interests of more than 5% in the following domestic public companies;
Carmike Cinemas, Inc. (6% of Class A Shares), GFSI Holdings, Inc. (6%), Jordan Industries, Inc. (10%) and PhoneTel Technologies, Inc. (7%).

This news release contains forward-looking statements such as predictions or forecasts. FINOVA and Leucadia assume no obligation to update those statements to reflect actual results, changes in assumptions or other factors. The forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Those factors include FINOVA's ability to address its financing requirements in light of its existing debt obligations and market conditions; pending and potential litigation related to charges to earnings; the results of efforts to implement FINOVA's business strategy, including the ability to complete a debt restructuring; the ability to attract and retain key personnel and customers; conditions that adversely impact FINOVA's borrowers and their ability to meet their obligations to FINOVA; actual results in connection with continuing or discontinued operations; the adequacy of FINOVA's loan loss reserves and other risks detailed in FINOVA's SEC reports, including page 15 of FINOVA's 10-K for 1999.



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